Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:                                                        Name and Address of Company

Maverix Metals Inc. (“Maverix” or the “Company”)

510 Burrard Street, Suite 575

Vancouver, BC V6C 3A8

Item 2:                                                        Date of Material Change

September 20, 2019

Item 3:                                                        News Release

A news release announcing the material change was issued on September 23, 2019 and a copy has been filed on SEDAR.

Item 4:                                                        Summary of Material Change

Maverix completed an amendment and increase to its revolving credit facility, allowing the Company to borrow up to US$120 million (the “Increased Facility”).

Item 5:                                                        Full Description of Material Change

5.1                                                                               Full Description of Material Change

Maverix completed the Increased Facility. Maverix intends to use the Increased Facility for future royalty and stream acquisitions and general corporate purposes.

5.2                                                                               Disclosure for Restructuring Transactions

Not applicable.

Item 6:                                                        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                                                        Omitted Information

Not applicable.

Item 8:                                                        Executive Officer

Daniel O’Flaherty, President and CEO

Telephone: (604) 343-6225

Item 9:                                                        Date of Report

September 27, 2019